PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN STEEL INC. RECEIVES INTERIM COURT ORDER FOR ARRANGEMENT WITH SYMMETRY HOLDINGS INC.

MONTRÉAL, October 1, 2007 – Novamerican Steel Inc. ("Novamerican") (NASDAQ: TONS) announced today that the Superior Court of Québec has issued an interim order providing for the holding of a special meeting of Novamerican shareholders to consider the previously announced arrangement with Symmetry.

A special meeting of Novamerican’s shareholders will be held on October 31, 2007 at 2:00 p.m. (Montréal time) in Montréal, Canada. The record date for the special meeting is October 2, 2007. The management proxy circular and accompanying materials are expected to be mailed to shareholders of Novamerican on or about October 9, 2007.

If approved by shareholders of Novamerican, and subject to final court approval and satisfaction of conditions to closing, Symmetry will acquire all of the outstanding common shares of Novamerican in exchange of US$56.00 in cash per share (US$585.2 million in cash in the aggregate). Novamerican has also determined to pay, at the closing of the transaction, a special dividend to Novamerican shareholders on a pro rata basis equal to the lesser of (i) the amount by which the cash at Novamerican at closing exceeds US$80 million and (ii) the amount by which the sum of cash and inventory of Novamerican at closing exceeds US$225 million. Payment of the special dividend is contingent on, among other things, Novamerican having more than US$80 million of cash and US$135 million in inventory at closing.

Novamerican’s principal shareholders, D. Bryan Jones and Scott B. Jones, have agreed, pursuant to a lock-up agreement, to irrevocably support and vote in favour of the arrangement. These shareholders collectively hold approximately 67.5% of the outstanding shares of Novamerican.

ABOUT NOVAMERICAN STEEL INC.

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets. For additional information on Novamerican Steel Inc., visit our website at http://www.novamerican.com.

ABOUT SYMMETRY HOLDINGS INC.

Symmetry is a company formed for the specific purpose of acquiring businesses that are in the basic industries sector. Since completing its initial public offering in March 2007, Symmetry has dedicated its resources to seeking and evaluating business combination opportunities of industrial, asset-based companies in North America. For additional information on Symmetry Holdings Inc., visit their website at http://www.symmetryholdings.com.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Novamerican, Symmetry, the proposed transaction and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Novamerican’s and Symmetry’s management, are subject to risks and uncertainties (including those described in Novamerican’s and Symmetry’s public filings with the SEC), which could cause actual results, events and circumstances to differ materially from the forward-looking statements. The information set forth herein should be read in light of such risks. This press release does not constitute an offer or solicitation as to any securities. Neither Symmetry nor Novamerican assumes any obligation to update the information contained in this press release.

CONTACT INFORMATION

For further information: Lawrence P. Cannon, CA, Vice President and Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455.